Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            NORTHCORE ANNOUNCES PARTNERSHIP WITH REVERE INC.

            TORONTO, Sept. 28 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of technology solutions for capital asset management, announced today that it has entered into a partnership arrangement with Revere Inc. Under the terms of the agreement, Northcore and Revere will collaborate to introduce the Northcore suite of working capital optimization tools to Revere's tier one clients. Revere Inc. is an industry leader in
Enterprise Asset Management tools with a focus on plant shutdown and turnaround planning and management.
            "We view the partnership with Revere as an exciting opportunity to introduce our product set to a new group of potential clients. Our tool set is complementary to Revere's impressive Plant Management platform and the combination should provide customers with significant synergistic benefits. We look forward to working with the team at Revere," stated Duncan Copeland, CEO of Northcore Technologies.
            "Revere is excited about this new partnership with Northcore
Technologies," said Cassondra DeJarnette, Revere's Director of Operations. "We
see Northcore's product set as an extension of IMMPOWER's current asset management and purchasing capabilities. These applications will allow us to offer more complete enterprise solutions to our clients."

            <<
            About Northcore Technologies Inc.
            ---------------------------------
            >>

            Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
            Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
            Additional information about Northcore can be obtained at
www.northcore.com.

            <<
            About Revere Inc.
            -----------------
            >>

            Established in 1981, Revere has over 27 years of experience with
Enterprise Asset Management (EAM) and Computerized Maintenance Management
System (CMMS) software implementations worldwide. At Revere, Inc., we take great pride in our ability to utilize our extensive knowledge base and spread technology over multiple industries, providing not only market leading EAM and
CMMS systems, but also Shutdown Planning and Turnaround systems, Wireless
Handheld Devices, Complete Integration services, and Custom Programming for our customers. The IMMPOWER solution can help you optimize maintenance resources, minimize maintenance costs, reduce equipment downtime, and increase inventory efficiency. IMMPOWER's robust design meets the needs of multiple industries including: Pulp and Paper, Petrochemical, Manufacturing, and
Municipalities.

            This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto
Stock Exchange, on SEDAR (the System for Electronic Document Analysis and
Retrieval at www.sedar.com) and the US Securities and Exchange Commission.
This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

            %SEDAR: 00019461E %CIK: 0001079171

            /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
            (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 10:02e 28-SEP-10